SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

03 May, 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Director Share Purchases

London, UK; Brentwood, TN;
3 June 2008
 -

Protherics PLC (
"Protherics
"
 or
the
"
Company"
), the international biopharmaceutical company focused on critical care and cancer, announces that

today
, i
n accordance
with paragraph 3.1.2 of
the
FSA
Disclosure and Transparency Rules, the Company received notification of the following dealings
in the Ordinary share capital of the Company (Ordinary 2p Shares)
by Directors and other Persons Discharging Managerial Responsibility (PDMRs)
,
 which took place

on 3 June 2008
:

Director:	Position	Number of Ordinary 2p Shares acquired	% of issued share capital	Price paid per share (p)
Andrew Heath	Chief Executive	30,000	0.009	38.0
Rolf Soderstrom	Finance Director	20,000	0.006	38.0

PDMR:
Nick Staples	Director of Corporate Affairs	13,066	0.004	38.0

Following the above
transaction
s, the
ir interests in the Ordinary Shares of the Company are
as follows:

	Number of Ordinary 2p Shares	% of issued share capital
Andrew Heath	419,810	0.124
Rolf Soderstrom	20,000	0.006
Nick Staples	13,066	0.004

The Company's issued ordinary share
 capital is 339,222,905
 shares.

| Ends |

F
or f
urther
i
nformation
 please contact
:

Protherics
Nick Staples , Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0) 1928 51801 0

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York : John Capodanno, Jonathan Birt	+1 212 850 5600

Or visi
t
www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 03 May, 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director